ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

Jimena Acuña Smith T +1 415 315 2306 jimena.smith@ropesgray.com

April 24, 2024

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Kimberly Browning

Re:	Impax Funds Series Trust I (File Nos. 002-38679, 811-02064) (“Trust I”) and Impax Funds Series Trust III (File Nos. 333-194601, 811-22935) (“Trust III” and, together with Trust I the “Registrant” and each series of the Registrant, a “Fund” and together, the “Funds”)

Dear Ms. Browning:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on April 5, 2024 in connection with Post-Effective Amendment No. 105 for Trust I and Post-Effective Amendment No. 21 for Trust III, each filed with the Commission on February 27, 2024 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”). The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Funds’ prospectus.

GENERAL COMMENTS

1.	Comment. Please confirm supplementally that the Trust I and Trust III filings are substantially the same.

Response. The Registrant confirms that the prospectus and Statement of Additional Information filed under each of Trust I and Trust III are substantially the same.

2.	Comment. The Staff notes that there is missing or bracketed information in the registration statement. Please include all such information in the Registrant’s 485(b) filing.

Response. The Registrant confirms that all missing or bracketed information will be updated in the Registrant’s 485(b) filing.

3.	Comment. The Staff requests that, at least five days prior to the date of effectiveness of the Registrant’s 485(b) filing, the following information be submitted via EDGAR correspondence for each Fund: (i) annual fund operating expenses and (ii) expense example.

Response. The Registrant notes that the requested information has been attached hereto as Appendix A.

4.	Comment. Whenever a comment is made in one section in the registration statement, it should be considered applicable to similar disclosure elsewhere in the registration statement.

Response. The Registrant acknowledges the comment.

PROSPECTUS

1.	Comment. With respect to each Fund, please supplementally inform the Staff what percentage of the portfolio had to be re-positioned to implement the fossil fuel policy changes.

Response. The Registrant notes that the implementation of the fossil fuel policy changes did not result in the re-positioning of any Fund’s portfolio.

2.	Comment. In Impax Large Cap Fund’s Principal Investment Strategies section, the disclosure states as follows: “The tool highlights sub-industries with transition tailwinds and headwinds, assisting the investment team in identifying companies that the Adviser believes present attractive opportunities and lower risks.” Please add a cross-reference adjacent to the referenced disclosure in Item 4 to the discussion regarding sub-industries under the Sustainability Lens section in Item 9. Please also provide a few examples of the sub-industries analyzed as part of each Fund’s principal investment strategy in Item 9.

Response. The Registrant believes that its current disclosure would be sufficiently understood by a reasonable investor and meets the requirements of Items 4 and 9 of Form N-1A. Accordingly, the Registrant declines to make the requested changes.

3.	Comment. For each of Impax Large Cap Fund and Impax US Sustainable Economy Fund, please provide examples of “ESG trends” as used in the following disclosure: “The rating emphasizes management of ESG-related risks, incorporates ESG trends (taking into account progress or regression in a company’s ESG profile) and takes into account any involvement by the company in significant ESG-related controversies.” Please also provide the sources for these ESG trends.

Response. The Registrant respectfully submits that the phrase “ESG trends” refers to the progression or regression in a company’s ESG profile, meaning a company’s advances or lapses with respect to ESG matters. For example, a historically non-labor friendly company that implements policies and procedures to increase wages and thereby reduce wage inequality could be viewed as a company with a positive ESG trend given the progression in the company’s ESG profile. The Registrant believes that its current disclosure would be sufficiently understood by a reasonable investor and meets the requirements of Items 4 and 9 of Form N-1A.

4.	Comment. For each of Impax Large Cap Fund and Impax US Sustainable Economy Fund, please clarify what is meant by “progress or regression” in the following disclosure: “The Fund’s investment team also utilizes the Impax Systematic ESG Rating, a fundamental, bottom-up rating by the Adviser of a company’s ESG profile. The rating emphasizes management of ESG-related risks, incorporates ESG trends (taking into account progress or regression in a company’s ESG profile) and takes into account any involvement by the company in significant ESG-related controversies.”

Response. Please see the response to Comment 3 above.

5.	Comment. If the Fund’s ESG criteria applies following initial purchase, will the Fund sell a security that no longer meets its ESG criteria?

Response. The Registrant notes that Impax Asset Management LLC (the “Adviser”) periodically reviews the ESG profile of each Fund’s holdings to determine whether such holdings continue to meet the Fund’s sustainability and ESG criteria following initial purchase and, if it is determined after initial purchase that a company no longer meets such criteria, the Adviser will seek to sell such securities as soon as practicable taking into consideration various factors. This information is also disclosed in the Environmental, Social and Governance (ESG) Criteria section of the statutory prospectus, as follows:

“Once a security is purchased by any of the Impax Funds, we will review that company’s ESG profile on a periodic basis to determine whether it continues to meet the Fund’s sustainability and ESG criteria. If it is determined after the initial purchase by a Fund that a company no longer meets Impax’s sustainability or ESG standards (due to acquisition, merger or other developments), the Adviser will seek to sell the securities of that company from the Fund’s portfolio as soon thereafter as practicable taking into consideration (i) any gain or loss which may be realized from such elimination, (ii) the tax implications of such elimination, (iii) market conditions, including the availability of a purchaser. This requirement may cause a Fund to dispose of a security at a time when it may be disadvantageous to do so.”

6.	Comment. For each of Impax Large Cap Fund, Impax Small Cap Fund, Impax Global Opportunities Fund and Impax Global Environmental Markets Funds, please identify the ESG factors referenced in the following disclosure: “The [Fund] selects equity securities on a company-by-company basis primarily through the use of fundamental financial analysis, which includes an analysis of ESG factors that the Fund’s Sub-Adviser has determined are financially material.”

Response. The Registrant believes that its current disclosure in the Environmental, Social and Governance (ESG) Criteria section of the statutory prospectus adequately describes the ESG factors on which the Fund focuses.

7.	Comment. Please revise each Fund’s principal investment strategy disclosure to clarify that the fossil fuel policy is separate from the Fund’s integration of ESG analysis into the portfolio construction process.

Response. The Registrant notes that the Fund’s fossil fuel policy is a component of the Fund’s integration of ESG analysis into the portfolio construction process for each Fund. The Registrant respectfully submits that each Fund’s current disclosure adequately describes the Fund’s principal investment strategy and meets the requirements of Items 4 and 9 of Form N-1A. Accordingly, the Registrant declines to make the requested change.

8.	Comment. In the fossil fuel policy description for each Fund, please clarify what is meant by “credible plans for climate risk mitigation.”

Response. The Registrant respectfully submits that, as described in the Fund’s principal investment strategy, a credible plan for climate risk mitigation is one that aligns with the transition to net zero. For example, the Adviser will consider whether a plan for climate risk mitigation includes externally verified greenhouse gas emissions reduction targets. The Registrant believes that its current disclosure would be sufficiently understood by a reasonable investor and meets the requirements of Items 4 and 9 of Form N-1A.

9.	Comment. In the fossil fuel policy description for each Fund, please explain how “exploration and production” are different from “refining and processing.” The Staff notes that fossil fuel refining and processing appear to be categories of fossil fuel production.

Response. The Registrant notes that “exploration and production” refers to the part of the process for bringing natural resources to market that involves finding natural resources and removing them from the ground. As explained by the U.S. Energy Information Administration, a principal agency of the U.S. Federal Statistical System responsible for collecting, analyzing, and disseminating energy information, “If the results of seismic surveys indicate that a site has potential for producing natural gas, an exploratory well is drilled and tested” (emphasis added).1 In contrast, “refining and processing” refers to the part of the process that involves the processing of natural gas for sale and consumption. As explained by the U.S. Energy Information Administration, “At the top of the [exploratory] well, natural gas is collected in gathering pipelines and sent to natural gas processing plants” (emphasis added).2 Accordingly, the Registrant respectfully submits that fossil fuel refining and processing corresponds to a separate stage of the process for bringing natural resources to market, where processing and refining happens after natural resources are found and extracted.

[1]	U.S. Energy Information Administration, Natural gas explained, www.eia.gov, https://www.eia.gov/energyexplained/natural-gas/ (December 27, 2022).

[2]	Id.

10.	Comment. Please revise Market Risk in the Principal Risks section for each Fund to (i) add the term “industries” and (ii) if the Fund plans to take significant positions in one or more specific sectors, industries, countries or regions, to add corresponding principal investment strategy and principal risk disclosures.

Response. The Registrant respectfully notes that each of the non-concentrated Funds has a corresponding fundamental investment restriction prohibiting it from concentrating more than 25% of the value of its assets in any one industry. Further, the Registrant believes that its current disclosure adequately describes the market risk factors applicable to each Fund. Accordingly, the Registrant declines to make the requested change.

11.	Comment. Please consider adding an ESG-specific risk factor for each Fund.

Response. The Registrant notes that Management Risk in the Principal Risks section for the Funds, where applicable, states, in part, as follows: “The investment techniques and decisions of the investment adviser and the Fund’s portfolio manager(s), including the investment adviser’s assessment of a company’s ESG profile when selecting investments for the Fund, may not produce the desired results and may adversely impact the Fund’s performance, including relative to other funds that do not consider ESG factors or come to different conclusions regarding such factors. Further, in evaluating a company, the Adviser is often dependent upon information and data obtained from the company itself or from third-party data providers that may be incomplete or inaccurate, which could cause the investment adviser or the Fund’s portfolio manager(s) to incorrectly assess a company’s ESG profile.” The Registrant respectfully submits that this risk factor adequately describes the risks associated with the management of each Fund by the Adviser, including with respect to the Adviser’s consideration of ESG-related factors. Accordingly, the Registrant declines to make the requested change.

12.	Comment. If the Fund relies on a third-party ESG data, scoring or ratings service provider, please identify the third-party service provider in the Principal Investment Strategies section for each Fund, as applicable, or, if there are multiple providers, please identify the primary third-party service provider.

Response. The Adviser, or Sub-Adviser, as applicable, makes its own assessment of whether a company is well positioned to benefit from the transition to a more sustainable economy based on data provided by the company itself or by third-party data providers. The Registrant has reviewed each Fund’s current disclosure and believes that it meets the requirements in Item 4(a) of Form N-1A. Accordingly, the Registrant declines to make the requested change.

13.	Comment. Please confirm supplementally that any reimbursement arrangement, if memorialized in a written agreement separate from the prospectus, will be filed with the registration statement. In addition, if the Adviser has the ability to recoup expenses that have previously been reimbursed, please disclose the terms of such recoupment.

Response. The Registrant notes that the reimbursement arrangement for certain Funds is not memorialized in a written agreement separate from the prospectus. The Registrant confirms that no reimbursed expenses may be recouped.

14.	Comment. Please revise Impax US Sustainable Economy Fund’s 80% policy to state that the Fund will invest at least 80% of its net assets in sustainable large-capitalization US equity securities, in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Please also define the term “sustainable” for purposes of the Fund’s 80% policy. The Staff notes that a request for acceleration will not be granted to the Fund absent a corresponding change to the Fund’s 80% test.

Response. The Registrant will revisit the name and 80% policy of each Fund, including Impax US Sustainable Economy Fund, in light of amendments to Rule 35d-1 under the 1940 Act. The Registrant will make any necessary disclosure updates and will prepare such written notices as may be required pursuant to Rule 35d-1, in each case by December 10, 2025, the compliance date of the amendments to Rule 35d-1.

15.	Comment. With respect to Impax Global Sustainable Infrastructure Fund, please confirm supplementally that the reimbursement arrangement, which may not be amended or terminated without the approval of the Trustees before May 1, 2024, will expire effective May 1, 2024.

Response. The Registrant confirms that the Fund’s reimbursement arrangement will expire effective May 1, 2024.

16.	Comment. With respect to each of Impax Global Sustainable Infrastructure Fund and Impax Ellevate Global Women’s Leadership Fund, please supplementally inform the Staff what percentage of each Fund’s portfolio had to be re-positioned to implement the Fund’s new investment strategy.

Response. The Registrant notes that the percentage of each Fund’s portfolio that was re-positioned to implement the Fund’s new investment strategy was as follows: Impax Global Sustainable Infrastructure Fund: 67%; and Impax Ellevate Global Women’s Leadership Fund: 38%. The Registrant further notes that, consistent with investment strategy changes disclosed to shareholders in the supplement dated December 11, 2023 (with respect to Impax Global Sustainable Infrastructure Fund) and in the supplement dated January 26, 2024 (with respect to Impax Ellevate Global Women’s Leadership Fund), each Fund became more focused, investing more of the Fund’s assets in securities that were already held in the Fund’s portfolio.

17.	Comment. Certain Funds’ Principal Investment Strategies state as follows: “From this [universe], the Fund’s Adviser selects portfolio companies for the Fund on a company-by-company basis primarily through the use of fundamental financial analysis, which includes an analysis of ESG factors that the Fund’s Adviser has determined are financially material.” Please disclose how the Fund defines “ESG” and clarify the criteria used by the Fund to determine what companies have “ESG” characteristics consistent with the Fund’s chosen ESG definition.

Response. The Registrant notes that the ESG criteria applicable to all the Funds is further discussed in the Environmental, Social and Governance (ESG) Criteria section of the statutory prospectus. The Registrant believes that its current disclosure would be sufficiently understood by a reasonable investor and meets the requirements of Items 4 and 9 of Form N-1A.

18.	Comment. Please move the following underlined disclosure in the Investment Objective section for Impax Global Environmental Markets Fund to the Principal Investment Strategies section for the Fund: “The Global Environmental Markets Fund’s investment objective is to seek long term growth of capital by investing in innovative companies around the world whose businesses and technologies focus on environmental markets, including alternative energy and energy efficiency; water infrastructure technologies and pollution control; environmental support services and waste management technologies; and sustainable food, agriculture and forestry.”

Response. The Registrant respectfully submits that the underlined disclosure is a part of the Fund’s investment objective. The Registrant believes that the underlined disclosure helps to identify the Fund’s type as contemplated by Item 2 of Form N-1A, which states that a “Fund also may identify its type or category (e.g., that it is a Money Market Fund or a balanced fund).” Accordingly, the Registrant declines to make the requested change.

19.	Comment. With respect to the following disclosure in the Principal Investment Strategies section for Impax Global Social Leaders Fund, the Staff notes that, in its view, “significant revenues” corresponds to at least 50% of revenues: “To identify social leaders, the Fund’s Sub-Adviser identifies a universe of companies that it has determined (1) derive significant revenues (i.e., at least 20% of revenues) from ‘social markets’…”

Response. The Registrant respectfully submits that, for purposes of the Fund’s 80% policy, companies with the referenced “significant revenues” are those that the Adviser determines derive at least 20% of their revenues from “social markets,” meaning products or services that address societal challenges, including meeting basic needs, such as food, water, and shelter, or essential services, such as transportation and utilities; broadening economic participation by enabling access to education, jobs, financial services and/or digital services; or improving quality of life through accessible and affordable health care and wellness. The Registrant respectfully submits that it is unaware of any published SEC authority requiring that “significant revenues” correspond to at least 50% of revenues (which would generally be referred to as a majority of revenues). Accordingly, the Registrant declines to make the requested change.

20.	Comment. Please define terms such as “non-US issuers,” “foreign issuers” or “emerging markets” where used as part of a Fund’s principal investment strategy.

Response. The Registrant believes that the referenced terms would be sufficiently understood by a reasonable investor. In response to the Staff’s comment, however, the following has been added to Item 9 for each Fund that invests in emerging market issuers as part of its principal investment strategy:

“An emerging markets issuer is one that is considered to be economically tied to an emerging market country because its securities are principally traded on the country’s securities markets, or because the issuer is organized or principally operates in the country, derives a majority of its income from its operations within the country, or has a majority of its assets located in the country.”

21.	Comment. In the Principal Investment Strategies section for certain Funds, the disclosure states as follows: “Under normal market conditions, the [Fund] will invest primarily in equity securities (such as common stocks, preferred stocks and securities convertible into common and preferred stocks) of companies located around the world…” With respect to investments in convertible securities, please add corresponding principal investment strategy and principal risk disclosures or remove the reference to convertible securities.

Response. The Registrant respectfully submits that the referenced disclosure helps clarify the types of equity securities in which the Fund will invest. Accordingly, the Registrant declines to make the requested change.

22.	Comment. In the Principal Investment Strategies section of Impax Ellevate Global Women’s Leadership Fund, please define “gender leadership score” in the following disclosure: “To identify these companies, the Adviser constructs an investment universe by (1) ranking the companies comprising the MSCI World Index according to the Adviser’s proprietary gender leadership score…The Adviser’s gender leadership score measures a company’s gender diversity on its board and in senior management as well as a company’s policies and practices focused on advancing gender diversity, inclusion and equity in the workplace.”

Response. The Registrant respectfully submits that, as described in the Fund’s principal investment strategy, the Impax gender leadership score is a proprietary score that measures a company’s gender diversity on its board and in senior management as well as a company’s policies and practices focused on advancing gender diversity, inclusion and equity in the workplace. The Registrant believes that the Fund’s current disclosure provides a definition that would be sufficiently understood by a reasonable investor.

23.	Comment. In the Principal Investment Strategies section for Impax Ellevate Global Women’s Leadership Fund, please define what it means to “meet certain ESG or sustainability criteria” in the following disclosure: “To identify these companies, the Adviser constructs an investment universe by…(3) excluding companies that fail to meet certain ESG or sustainability criteria; and (4) applying quantitative screens consisting of valuation and quality metrics.

Response. Please see the response to Comment 17 above.

24.	Comment. In the Principal Investment Strategies section for Impax Ellevate Global Women’s Leadership Fund, please define “valuation and quality metrics” in the following disclosure: “To identify these companies, the Adviser constructs an investment universe by…(3) excluding companies that fail to meet certain ESG or sustainability criteria; and (4) applying quantitative screens consisting of valuation and quality metrics.

Response. The Registrant respectfully submits that, as described in the Fund’s principal investment strategy, the Adviser applies quantitative screens consisting of valuation and quality metrics as part of its systematic investment process (e.g., a risk screen is used to manage portfolio risk and evaluate a company's investment quality and valuation relative to its earnings growth potential). The Registrant believes that the Fund’s current disclosure would be sufficiently understood by a reasonable investor and meets the requirements of Items 4 and 9 of Form N-1A.

25.	Comment. Please add the following disclosure from the statutory prospectus to each Fund’s Principal Investment Strategies section: “The Fund may sell a particular security if any of the original reasons for purchase change materially, in response to adverse market conditions, when a more attractive investment is identified, to meet redemption requests or if a company no longer meets the Adviser’s ESG standards.”

Response. The Registrant believes that the referenced disclosure is appropriately included in Item 9 of the statutory prospectus. Accordingly, the Registrant declines to make the requested change.

26.	Comment. If Impax Ellevate Global Women’s Leadership Fund invests in emerging markets, please add corresponding principal investment strategy and principal risk disclosures.

Response. The Registrant confirms that investment in emerging markets is not a principal investment strategy of the Fund.

27.	Comment. Please revise Impax Sustainable Allocation Fund’s 80% policy to state that the Fund will invest at least 80% of its net assets in sustainable investments, in accordance with Rule 35d-1 of the 1940 Act. Please also define the term “sustainable” for purposes of the Fund’s 80% policy. The Staff notes that a request for acceleration will not be granted to the Fund absent a corresponding change to the Fund’s 80% test.

Response. The Registrant will revisit the name and 80% policy of each Fund, including Impax Sustainable Allocation Fund, in light of amendments to Rule 35d-1 under the 1940 Act. The Registrant will make any necessary disclosure updates and will prepare such written notices as may be required pursuant to Rule 35d-1, in each case by December 10, 2025, the compliance date of the amendments to Rule 35d-1.

28.	Comment. The Staff notes that, in the second bullet point in the Class A Shares Not Subject to a Sales Charge subsection under the Choosing a Share Class section in the statutory prospectus, the Registrant provides that investments made through a financial intermediary that has entered into an agreement with the Funds to offer shares to self-directed investment brokerage accounts that may or may not charge a transaction fee are not subject to any initial or contingent deferred sales charges. Please identify the financial intermediaries that have entered into an agreement with the Funds, in accordance with IM Guidance Update No. 2016-06 and Item 12(a)(2) of Form N-1A.

Response.  The Registrant respectfully submits that references to a “financial intermediary” may be appropriate in certain circumstances, such as those used in the prospectus. The Registrant believes that a list of financial intermediaries with which the Funds have agreements would be subject to frequent change and including such a list in the registration statement would be impractical. The Registrant notes that Item 12(a)(2) of Form N-1A requires that the Registrant “identify each class of individuals or transactions to which [sales charge waiver] arrangements apply” (emphasis added), and the Registrant believes that its current disclosure meets this requirement. Accordingly, the Registrant declines to make the requested change.

29.	Comment. The Staff notes that, in the Additional Reductions and Waivers of Sales Charges subsection under the Choosing a Share Class section in the statutory prospectus, the Registrant provides that “in addition to the breakpoint discount methods described above, sales charges may be reduced or waived under certain circumstances and for certain categories of investors.” Please confirm that all such reductions or waivers are disclosed or add “as described below,” in accordance with Item 12(a)(2) of Form N-1A.

Response.  For shareholders that invest in the Funds through a financial intermediary, the Registrant respectfully submits that such shareholders may be subject to additional notice and other form requirements from their financial intermediaries, which may differ from those of the Funds. The Registrant believes that the policies and procedures of financial intermediaries are subject to frequent change, with or without prior notice to the Registrant, such that inclusion of the requested disclosure in the registration statement is impractical and not appropriate. Accordingly, the Registrant declines to make the requested change.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith

Appendix A

IMPAX FUNDS EXPENSE RATIOS

As-of 2023 year-end for May 1, 2024 prospectus

	Large Cap Fund		Small Cap Fund
	Institutional	Investor	Institutional	Investor	A
Management Fee	0.65%	0.65%	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees		0.25%		0.25%	0.25%
Other Expenses	0.08%	0.08%	0.16%	0.16%	0.16%
Acquired Fund Fees	0.00%	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	0.73%	0.98%	0.91%	1.16%	1.16%

	US Sustain Economy Fund [1,4]			Global Sustain Infrastructure Fund [4]
	Institutional	Investor	A	Institutional	Investor
Management Fee	0.63%	0.63%	0.63%	0.65%	0.65%
Distribution and/or Service (12b-1) Fees		0.25%	0.25%		0.25%
Other Expenses
Acquired Fund Fees
Total Annual Fund Operating Expenses	0.63%	0.88%	0.88%	0.65%	0.90%
Contractual Reimbursements and Waivers	-0.18%	-0.18%	-0.18%
Net Annual Fund Operating Expenses	0.45%	0.70%	0.70%

	Global Opp Fund [2]		Global Soc Leaders Fund [3]
	Institutional	Investor	Institutional	Investor
Management Fee	0.80%	0.80%	0.80%	0.80%
Distribution and/or Service (12b-1) Fees		0.25%		0.25%
Other Expenses	0.28%	0.28%	24.84%	24.84%
Acquired Fund Fees
Total Annual Fund Operating Expenses	1.08%	1.33%	25.64%	25.89%
Contractual Reimbursements and Waivers	-0.10%	-0.10%	-24.66%	-24.66%
Net Annual Fund Operating Expenses	0.98%	1.23%	0.98%	1.23%

	Women's Leadership Fund [4]		Intl Sustain Economy Fund [4]
	Institutional	Investor	Institutional	Investor
Management Fee	0.52%	0.52%	0.45%	0.45%
Distribution and/or Service (12b-1) Fees		0.25%		0.25%
Acquired Fund Fees and Expenses
Total Annual Fund Operating Expenses	0.52%	0.77%	0.45%	0.70%

	Global Environ Markets Fund			High Yield Bond Fund
	Institutional	Investor	A	Institutional	Investor	A
Management Fee	0.75%	0.75%	0.75%	0.50%	0.50%	0.50%
Distribution and/or Service (12b-1) Fees		0.25%	0.25%		0.25%	0.25%
Other Expenses	0.16%	0.16%	0.16%	0.18%	0.18%	0.18%
Total Annual Fund Operating Expenses	0.91%	1.16%	1.16%	0.68%	0.93%	0.93%

	Sustainable Allocation Fund [4]
	Institutional	Investor
Management Fee	0.05%	0.05%
Distribution and/or Service (12b-1) Fees		0.25%
Acquired Fund Fees and Expenses	0.62%	0.62%
Total Annual Fund Operating Expenses	0.67%	0.92%

	Core Bond Fund
	Institutional	Investor
Management Fee	0.40%	0.40%
Distribution and/or Service (12b-1) Fees		0.25%
Other Expenses	0.07%	0.07%
Total Annual Fund Operating Expenses	0.47%	0.72%

[1]	The US Sustainable Economy Fund’s investment adviser has contractually agreed to waive a portion of its management fee.

This fee waiver may not be amended or terminated without the approval of the Fund’s Board of Trustees before May 1, 2025.

[2]	The Global Opportunities Fund’s investment adviser has contractually agreed to reimburse expenses (other than interest, commissions, taxes, extraordinary expenses and Acquired Fund Fees and Expenses, if any) allocable to Institutional Class and Investor Class shares of the Global Opportunities Fund to the extent such expenses exceed 0.98% and 1.23% of the average daily net assets of Institutional Class and Investor Class shares, respectively.

This reimbursement arrangement may not be amended or terminated without the approval of the Fund’s Board of Trustees before May 1, 2025.

[3]	The Global Social Leaders Fund’s investment adviser has contractually agreed to reimburse expenses (other than interest, commissions, taxes, extraordinary expenses and Acquired Fund Fees and Expenses, if any) allocable to Institutional Class and Investor Class shares of the Fund to the extent such expenses exceed 0.98% and 1.23% of the average daily net assets of Institutional Class and Investor Class shares, respectively.

This reimbursement arrangement may not be amended or terminated without the approval of the Fund’s Board of Trustees before May 1, 2027.

[4]	The management fee is a unified fee that includes all of the operating costs and expenses of the Fund (other than taxes, charges of governmental agencies, interest, brokerage commissions incurred in connection with portfolio transactions, distribution and/or service fees payable under a plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, acquired fund fees and expenses and extraordinary expenses), including accounting expenses, administrator, transfer agent and custodian fees, Fund legal fees and other expenses.

IMPAX FUNDS EXPENSE EXAMPLES

Large Cap Fund	1 Year	3 Years	5 Years	10 Years
Institutional Class	$75	$233	$406	$906
Investor Class	$100	$312	$542	$1,201

Small Cap Fund	1 Year	3 Years	5 Years	10 Years
Institutional Class	$93	$290	$504	$1,120
Investor Class	$118	$368	$638	$1,409
Class A	$662	$898	$1,153	$1,881

US Sustain Economy Fund	1 Year	3 Years	5 Years	10 Years
Institutional Class	$46	$184	$333	$769
Investor Class	$72	$263	$470	$1,068
Class A	$618	$798	$994	$1,559

Global Sustain Infrastrucure Fund	1 Year	3 Years	5 Years	10 Years
Institutional Class	$66	$208	$362	$810
Investor Class	$92	$287	$498	$1,108

Global Opportunities Fund	1 Year	3 Years	5 Years	10 Years
Institutional Class	$100	$334	$586	$1,308
Investor Class	$125	$412	$719	$1,593

Global Environmental Markets Fund	1 Year	3 Years	5 Years	10 Years
Institutional Class	$93	$290	$504	$1,120
Investor Class	$118	$368	$638	$1,409
Class A	$662	$898	$1,153	$1,881

Global Social Leaders Fund*	1 Year	3 Years
Institutional Class	$100	$312
Investor Class	$125	$390

Global Women's Leadership Fund	1 Year	3 Years	5 Years	10 Years
Institutional Class	$53	$167	$291	$653
Investor Class	$79	$246	$428	$954

Intl Sustain Economy Fund	1 Year	3 Years	5 Years	10 Years
Institutional Class	$46	$144	$252	$567
Investor Class	$72	$224	$390	$871

Core Bond Fund	1 Year	3 Years	5 Years	10 Years
Institutional Class	$48	$151	$263	$591
Investor Class	$74	$230	$401	$894

High Yield Bond Fund	1 Year	3 Years	5 Years	10 Years
Institutional Class	$69	$218	$379	$847
Investor Class	$95	$296	$515	$1,143
Class A	$541	$733	$942	$1,542

Sustainable Allocation Fund	1 Year	3 Years	5 Years	10 Years
Institutional Class	$68	$214	$373	$835
Investor Class	$94	$293	$509	$1,131

*	Only includes 1- and 3-year table because expenses represent less than 6 months.